SK Telecom Co., Ltd.

SK T-Tower

11, Eulgiro 2-Ga, Jung-gu, Seoul, Korea

July 25, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel

Assistant Director

Division of Corporation Finance

Re:	SK Telecom Co., Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2012

Filed April 30, 2013

File No. 333-04906

Dear Mr. Spirgel:

Reference is made to your letter dated July 18, 2013 (the “Comment Letter”) addressed to SK Telecom Co., Ltd. (the “Company”), in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided a comment with respect to the Company’s response letter dated July 12, 2013 (the “First Response Letter”) to the Staff’s comment letter dated June 17, 2013 relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2012, which was filed with the Commission on April 30, 2013.

We set forth in this letter the Company’s response to the Staff’s comment in the Comment Letter. For your convenience, we have included the text of the Staff’s comment in bold followed by our response.

Mr. Larry Spirgel

Securities and Exchange Commission, p. 2

Form 20-F for the Year Ended December 31, 2012

17. Provisions, page F-64

Cellular Services Segment, page 60

Critical Accounting Policies, Estimates And Judgments, page 75

1.	Please expand your disclosure in future filings to more fully explain your provision for handset subsidies, similar to what was provided in your response to comment three.

The Company confirms that it will expand its disclosure to more fully explain its provision for handset subsidies, similar to what was provided in its response to the Staff’s prior comment three as set forth in the First Response Letter, in future filings, beginning with its annual report on Form 20-F for fiscal year 2013.

*    *    *    *    *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We sincerely hope that the response above adequately addresses the Staff’s comment. Please direct any further questions or comments to the Company’s Investor Relations Department, to the attention of Won Tuh Chung at +822-6100-1550 (fax: +822-6100-7830; email: wt.chung@sk.com), or to the Company’s outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Jinduk Han at +852-2532-3723 (fax: +852-2160-1023; e-mail: jhan@cgsh.com).

Very truly yours,

By: /s/ Soo Cheol Hwang
Soo Cheol Hwang
Chief Financial Officer
cc:	Christie Wong

Robert S. Littlepage

Division of Corporate Finance

Jinduk Han

Cleary Gottlieb Steen & Hamilton LLP